

April 20, 2015

Via E-mail
Mr. Kenneth M. Fisher
Chief Financial Officer
Noble Energy, Inc.
1001 Noble Energy Way
Houston, Texas 77070

      Re: **Noble Energy, Inc.**
              Form 10-K for the Fiscal Year ended December 31, 2014
              Filed February 19, 2015
              File No. 1-07964

Dear Mr. Fisher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Business and Properties, page 2

Update on Core Area – Israel, page 5

1.   We note your disclosure indicating that further investments in the expansion of Tamar, as well as the initial development of the Leviathan project, will be driven by achievement of regulatory certainty in Israel. Please expand your disclosure to clarify whether it is reasonably possible that you will not receive approvals from the Antitrust Tribunal for the Leviathan project, or from the Israeli government for the Tamar expansion plan, and discuss these scenarios if the effects would be material. Please disclose the costs you have already incurred on these projects, specify the amounts expensed and capitalized, and indicate the additional costs you would incur under reasonably possible scenarios.

Mr. Kenneth M. Fisher
Noble Energy, Inc.
April 20, 2015

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief